XFormity Technologies, Inc.

769 Endicott Road

Highwood, IL  60040

(972) 661-1200

March 4, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

XFormity Technologies, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed January 16, 2013

File No. 000-23391

Ladies and Gentlemen:

Please be advised that XFormity Technologies, Inc. (the “Company”) has elected not to pursue further the matters covered by the above-referenced Preliminary Proxy Statement on Schedule 14A.

Accordingly, the Company will not be responding to the Staff’s Comments dated February 1, 2013 or amending its Schedule 14A.

Regards,

XFormity Technologies, Inc.

By:

/s/ Jack Rabin

Jack Rabin